CHINA YUCHAI INTERNATIONAL HIGHLIGHTS
OPERATING SUBSIDIARY’S MARKET LEADERSHIP

Singapore, Singapore – July 5, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has, based on unit sales in the first six months of 2012, maintained its leading position in the diesel engine industry in China.

Despite the recent slowdown in China’s domestic truck market, GYMCL was able to arrest a decline in its market share of the diesel engine market with its comprehensive offerings, well-established products, and its extensive service network of over 2,800 service stations throughout China. GYMCL has established excellent relationships with key automotive manufacturers such as Dongfeng Motor, Beiqi Foton Motor and JAC Motor. GYMCL has extended its heavy-duty engine sales to mining applications and has become one of the leading engine suppliers for mining trucks. It is also ranked second in terms of engine sales to trucks which are used for engineering construction. GYMCL’s goal is to become one of China’s four largest heavy-duty engine providers by 2015.

GYMCL has five heavy-duty product offerings: YC6A, YC6G, YC6L, YC6MK and YC6K, with a displacement range of between 7.3 liters to 13 liters corresponding to a power range of between 280 and 550 horsepower. Notwithstanding that GYMCL entered the heavy-duty diesel engine market later than its competitors, its products have quickly gained a reputation for reliability, high performance, low emissions and low fuel consumption compared with other products. Most of these advantages result from GYMCL’s advanced engine designs.

Mr. Benny H. Goh, President of China Yuchai, commented, “GYMCL’s leadership in the diesel engine industry is the result of our strategic plan. We have the widest range of engines in China to meet the needs of a number of important engine markets which combined with industry-leading research and development capabilities, enable us to meet our customers’ requirements. Our advanced heavy-duty engines will improve GYMCL’s market share and we believe GYMCL is well-positioned to continue to lead the diesel engine industry in China.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com